                                                 -------------------------------
                                                            OMB APPROVAL
                                                 -------------------------------
                                                   OMB NUMBER:       3235-0145
                                                   EXPIRES:   OCTOBER 31, 2002
                                                   ESTIMATED AVERAGE BURDEN
                                                   HOURS PER RESPONSE.....14.9
                                                 -------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*


                                    EUPHONIX
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   298416 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                      Mark Lanier, Pegasus Capital II, L.P.
               181 Elm Street, New Canaan, CT 06840 (203) 966-2760
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 21, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

       NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See
       Section 240.13d-7 for other parties to whom copies are to be sent.

       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (2-98)

CUSIP No.     298416 10 8
--------------

       1.     Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

              Pegasus Capital II, L.P.
--------------------------------------------------------------------------------------------------------------------
       2.     Check the Appropriate Box if a Member of a Group (See Instructions)

              (a)      /X/

              (b)      / /
--------------------------------------------------------------------------------------------------------------------
       3.     SEC Use Only
--------------------------------------------------------------------------------------------------------------------
       4.     Source of Funds (See Instructions)   n/a
--------------------------------------------------------------------------------------------------------------------
       5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   / /
--------------------------------------------------------------------------------------------------------------------
       6.     Citizenship or Place of Organization        Delaware
--------------------------------------------------------------------------------------------------------------------
NUMBER OF     7.     Sole Voting Power       559,255
SHARES        ------------------------------------------------------------------------------------------------------
BENEFICIALLY  8.     Shared Voting Power     -0-
OWNED BY      ------------------------------------------------------------------------------------------------------
EACH          9.     Sole Dispositive Power           559,255
REPORTING     ------------------------------------------------------------------------------------------------------
PERSON WITH   10.    Shared Dispositive Power         -0-
--------------------------------------------------------------------------------------------------------------------
       11.     Aggregate Amount Beneficially Owned by Each Reporting Person              559,255
--------------------------------------------------------------------------------------------------------------------
       12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   / /
--------------------------------------------------------------------------------------------------------------------
       13.     Percent of Class Represented by Amount in Row (11)         4.82%
--------------------------------------------------------------------------------------------------------------------
       14.     Type of Reporting Person (See Instructions)

               PN
               -----------------------------------------------------------------------------------------------------


CUSIP No.     298416 10 8
--------------


       15.    Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

              Grumman Hill Advisors, L.L.C.
--------------------------------------------------------------------------------------------------------------------
       16.    Check the Appropriate Box if a Member of a Group (See Instructions)

              (a)     /X/

              (b)     / /
--------------------------------------------------------------------------------------------------------------------
       17.    SEC Use Only
--------------------------------------------------------------------------------------------------------------------
       18.    Source of Funds (See Instructions)    n/a
--------------------------------------------------------------------------------------------------------------------
       19.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   / /
--------------------------------------------------------------------------------------------------------------------
       20.    Citizenship or Place of Organization        Delaware
--------------------------------------------------------------------------------------------------------------------
NUMBER OF     21.    Sole Voting Power       559,255
SHARES        ------------------------------------------------------------------------------------------------------
BENEFICIALLY  22.    Shared Voting Power     -0-
OWNED BY      ------------------------------------------------------------------------------------------------------
EACH          23.    Sole Dispositive Power           559,255
REPORTING     ------------------------------------------------------------------------------------------------------
PERSON WITH   24.    Shared Dispositive Power         -0-
--------------------------------------------------------------------------------------------------------------------
          25.     Aggregate Amount Beneficially Owned by Each Reporting Person               559,255
--------------------------------------------------------------------------------------------------------------------
          26.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   / /
--------------------------------------------------------------------------------------------------------------------
          27.     Percent of Class Represented by Amount in Row (11)          4.82%
--------------------------------------------------------------------------------------------------------------------
          28.     Type of Reporting Person (See Instructions)

                  OO
                  --------------------------------------------------------------------------------------------------


CUSIP No.         298416 10 8
--------------


       29.    Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

              Mark Lanier
--------------------------------------------------------------------------------------------------------------------
       30.    Check the Appropriate Box if a Member of a Group (See Instructions)

              (a)     /X/

              (b)     / /
--------------------------------------------------------------------------------------------------------------------
       31.    SEC Use Only
--------------------------------------------------------------------------------------------------------------------
       32.    Source of Funds (See Instructions)    n/a
--------------------------------------------------------------------------------------------------------------------
       33.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  / /
--------------------------------------------------------------------------------------------------------------------
       34.    Citizenship or Place of Organization        Delaware
--------------------------------------------------------------------------------------------------------------------
NUMBER OF     35.        Sole Voting Power       559,255
SHARES        ------------------------------------------------------------------------------------------------------
BENEFICIALLY  36.        Shared Voting Power     -0-
OWNED BY      ------------------------------------------------------------------------------------------------------
EACH          37.        Sole Dispositive Power           559,255
REPORTING     ------------------------------------------------------------------------------------------------------
PERSON WITH   38.        Shared Dispositive Power         -0-
--------------------------------------------------------------------------------------------------------------------
       39.    Aggregate Amount Beneficially Owned by Each Reporting Person               559,255
--------------------------------------------------------------------------------------------------------------------
       40.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)  / /
--------------------------------------------------------------------------------------------------------------------
       41.    Percent of Class Represented by Amount in Row (11)          4.82%
--------------------------------------------------------------------------------------------------------------------
       42.    Type of Reporting Person (See Instructions)

              IN
              ------------------------------------------------------------------------------------------------------


          This Amendment No. 1 to Schedule 13D (this "Amendment") amends the
          Schedule 13D previously filed with the Securities and Exchange Commission on January 13, 1999, by Pegasus Capital II, L.P. ("Pegasus"), Grumman Hill Advisors, L.L.C. ("GHA") and Mark Lanier ("Mr. Lanier" and, together with Pegasus and Grumman, the "Filing Persons"), with respect to the Filing Persons's ownership of the Common Stock, par value $0.001 per share, of Euphonix, Inc., a California corporation (the "Issuer"). This Amendment reports the beneficial ownership of less than five percent (5%) of the Common Stock of the Issuer.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

          Item 5 is hereby amended and restated to read in its entirety as follows:

(a) As of January 21, 2000, the Filing Persons beneficially own 559,255 shares of the Issuer's Common Stock, par value $0.001 per share (the "Common Stock"), for an aggregate of 4.82% of the 11,486,315 shares of Common Stock outstanding (such number of outstanding shares of Common Stock of the Issuer being so disclosed on the Issuer's 8K filed with the Securities and Exchange Commission on November 9, 1999).

(b) Pegasus, GHA and Lanier have sole voting power with respect to the shares of the Common Stock of the Issuer held by Pegasus.

(c) Transactions in the Common Stock that were effected within the past sixty (60) days of the date of this Amendment are as follows:

              Date of            Shares             Price            Transaction
            Transaction        Disposed of        per Share
              1/20/00            15,000             $2.0042        open market sale
              1/21/00            42,925             $2.066         open market sale


(d)       not applicable.

(e) The Filing Persons ceased to be the beneficial owners of more than five percent of the outstanding shares of Common Stock of the Issuer as of January 21, 2000.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 7, 2001                PEGASUS CAPITAL II, L.P.,
                                      a Delaware limited partnership


                                      By: GRUMMAN HILL ADVISORS, L.L.C.,
                                          a Delaware limited liability company,
                                          Its General Partner


                                          By:      /s/ MARK LANIER
                                               --------------------------------
                                                Mark Lanier
                                                General Manager


--------------------------------------------------------------------------------

Dated:   March 7, 2001                GRUMMAN HILL ADVISORS, L.L.C.,
                                      a Delaware limited liability company,



                                          By:      /s/ MARK LANIER
                                               --------------------------------
                                                Mark Lanier
                                                General Manager

--------------------------------------------------------------------------------

Dated:   March 7, 2001


                                          /s/ MARK LANIER
                                      ------------------------------------------
                                      Mark Lanier

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)